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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of January 2005

                        Commission File Number 001-15012

                           hanarotelecom incorporated
                            (Name of the Registrant)

                   Shindonga Fire & Marine Insurance Building
                                Tae-pyong-ro 2-43
                                    Chung-gu
                              Seoul, Korea 100-733
                    (Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  X  Form 40-F
                                    ----         ----

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

                                Yes       No    X
                                   ----       ----

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

                                Yes       No    X
                                   ----       ----

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes       No    X
                                   ----       ----


        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

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        hanarotelecom incorporated (the "Company") is furnishing under cover of
Form 6-K, a fair and accurate English language translation of:

        Exhibit 99.1: a corporate disclosure relating to Amendment to the Disclosure on Overseas Issuance of Bonds, filed with the Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") on January 26, 2005.




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                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   HANAROTELECOM INCORPORATED



Date: January 26, 2005             By:  /s/ Janice Lee
                                        ----------------------------------
                                   Name: Janice Lee
                                      Title: Chief Financial Officer


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                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------

Exhibit 99.1: a corporate disclosure relating to Amendment to the Disclosure on Overseas Issuance of Bonds with the Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") on January 26, 2005.